LORD ABBETT TRUST I

90 Hudson Street

Jersey City, NJ 07302

April 27, 2023

VIA EDGAR

Mr. Scott Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Lord Abbett Trust I (the “Trust”) File Nos. 333-60304 and 811-10371

Dear Mr. Lee:

Reference is made to Post-Effective Amendment No. 55 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on February 2, 2023 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a follow-up telephone call on April 26, 2023 at approximately 11:30 a.m. with Victoria Zozulya and Patrick Ma of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, and Pamela Chen and Ellen Liew of Kirkland & Ellis LLP, counsel to Lord Abbett, regarding the Registration Statement (the “Call”). The Call follows a telephone call on March 17, 2023 with the same parties, to which the Trust responded with a response letter dated April 21, 2023 (the “SEC Comment Response Letter”). Your comments from the Call with respect to Lord Abbett Investment Grade Floating Rate Fund (the “Fund”), and the Trust’s responses thereto, are summarized below. A Post-Effective Amendment to the Registration Statement will be filed for the Fund and will reflect changes made in response to your comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – General

1. We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement. Please note that comments made with respect to one part of the Registration Statement also apply to other parts of the Registration Statement with similar disclosure.

[1]	Accession No. 0000930413-23-000269.

Response: Our responses to all comments are included in this letter, which is being filed as correspondence via EDGAR. We acknowledge that the Fund and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement. Any changes made to one part of the Registration Statement in response to staff comments have been applied to all other parts of the Registration Statement as applicable with similar disclosure.

Part B – Prospectus

2. Please provide a follow-up response to comment 17 in the SEC Comment Response Letter.

Response: The Fund will include the following disclosure in the Prospectus:

ESG Integration Risk: The Fund integrates material ESG factors alongside other fundamental research inputs to attempt to gain a more complete understanding of an issuer’s potential risk and return profile (“ESG Integration”). While Lord Abbett views ESG Integration as having the potential to contribute to the Fund’s long-term performance, ESG factors may not be considered for each and every investment decision, and there is no guarantee that if ESG factors are integrated they will result in better performance. There are no restrictions on the investment universe of the Fund by reference to ESG factors. To the extent that ESG factors are used, the relevance they are given, if any, overall or individually, for a particular decision is dependent on the portfolio management team’s assessment of their financial materiality and relevance to that investment decision. The Fund can and does invest in companies even if there is a financially material ESG risk. There also is no guarantee that the portfolio management team’s investment decisions will mitigate or prevent market risks from adversely affecting the Fund’s portfolio, including ESG risks. In evaluating a company, Lord Abbett may rely on information and data obtained through voluntary or third-party reporting that may be incomplete, inaccurate or unavailable, which could cause Lord Abbett to incorrectly assess a company’s ESG risks. Norms differ by region, and a company’s ESG policies or Lord Abbett’s assessment of a company’s ESG policies may change over time.

3. The last sentence in the second last paragraph of “Principal Investment Strategies” in the Fund Summary states: “The Fund may engage in active and frequent trading of its portfolio securities.” Please disclose relevant risks associated with active and frequent trading to the extent it is applicable as a principal risk.

Response: The Fund will include the following disclosures in the Fund Summary and Prospectus, respectively:

High Portfolio Turnover Risk: High portfolio turnover may result in increased transaction costs, reduced investment performance, and higher taxes resulting from increased realized capital gains, including short-term capital gains taxable as ordinary income when distributed to shareholders.

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High Portfolio Turnover Risk: High portfolio turnover may result in increased transaction costs. These costs are not reflected in the Fund’s annual operating expenses or in the expense example in the prospectus and shareholder reports, but they can reduce the Fund’s investment performance. If the Fund realizes capital gains when it sells investments, it generally must distribute those gains to shareholders, resulting in higher taxes to shareholders when Fund shares are held in a taxable account. Realized capital gains that are considered “short term” for tax purposes result in higher taxes to shareholders when distributed than long term capital gains.

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If you have any questions, please call the undersigned at (201) 827-2263.

Sincerely,

/s/ Victoria Zozulya
Victoria Zozulya
Vice President and Assistant Secretary
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